JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

SUPPL

Madrid, January 2007

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- Foodco Pastries Spain, S.L.U has presented before the Stock Market Commission a public take over bid for exclusion from trading for the 26,162,728 shares in Tele Pizza, S.A. and 86,557 convertible bonds in the Affected Company that do not belong to the Bidding Company or to Medimosal, S.L.U., a unipersonal company completely participated by the Bidding Company, representing respectively 9.87% of the share capital in TELE PIZZA and 69.09% of all the bonds currently in circulation. Dated on 28/12/2006.

EXHIBIT 2.- TELE PIZZA, S.A. remits information about the Second Period of Conversion of the Convertible Bonds . Dated on 11/01/2007

EXHIBIT 3.- Tele Pizza, S.A. and two of its subsidiary companies (as future sales companies) have signed with the company Ataulfo Investment, S..L. (as future purchaser) a Promissory Contract of Sale for thirty commercial premises belonging to the aforementioned company. Dated on 16/01/2007

dw 2/21

EXHIBIT 4.- The CNMV has authorised the public take over bid of Foodco Pastries Spain, *S.L.U. over shares* and convertible bonds of Tele Pizza, S.A. Dated on 30/01/2007

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours



Igor Albiol
Controller Director

FOODCO PASTRIES SPAIN, S.L.U.
COMMUNICATION OF RELEVANT FACT

Foodco Pastries Spain, S.L.U. (hereinafter, the "**Bidding Company**"), in accordance with that set forth in the Law 24/1988, of the 28th of July, of the Stock Market, communicates the following

RELEVANT FACT

On today's date, the Bidding Company has presented before the Stock Market Commission (hereinafter the "**SEC**") a public take over bid for exclusion from trading (hereinafter, the "**Bid**") for the 26,162,728 shares in Tele Pizza, S.A. (hereinafter, "**Tele Pizza**" or the "**Affected Company**") and 86,557 convertible bonds in the Affected Company that do not belong to the Bidding Company or to Medimosal, S.L.U., a unipersonal company completely participated by the Bidding Company, representing respectively 9.87% of the share capital in TELE PIZZA and 69.09% of all the bonds currently in circulation.

The consideration offered is three euros and twenty-one cents (3.21 €) per share in the Affected Company. Furthermore, the consideration offered to convertible bondholders is thirty-two euros with eighty cents (32.80 €) per convertible bond plus the amount of the accrued interest corresponding to the aforementioned bonds, borne from the last date of payment of interest until the date of the contracting of the stock exchange operation, under the terms described in the explanatory booklet.

In turn, on today's date, and simultaneous to the presentation of this Bid, the Affected Company has requested the SEC (i) for the exclusion from trading, public contracting and official listing of all the shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and consequently, on the Electronic Stock Market System (SIBE/Continuous Market), as well as (ii) the exclusion from trading of all the bonds that are convertible into shares in TELE PIZZA corresponding to the "First Issue of Bonds that are Convertible and/or Exchangeable into Shares in TELE PIZZA 2004" on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, requesting that these exclusions be approved at the same time as the authorisation of the Bid, for the purpose of the liquidation of the Bid and without it being necessary for the Affected Company itself to formulate the Bid.

On this point, the following is stated:

(i) Whereby the exclusion from trading of their shares was approved by the Extraordinary Annual General Meeting of Shareholders in TELE PIZZA, at its meeting held on the 24th of October 2006.

(ii) Whereby the exclusion from trading for the convertible bonds was approved by the Annual General Assembly of Bondholders at its meeting held on the 11th of December 2006 and by the Board of Directors of the Affected Company at its meeting held on the 14th of December 2006.

(iii) Whereby, for these purposes, the Bidder Company has requested PricewaterhouseCoopers Asesores de Negocios, S.L. to prepare a valuation report on the Affected Company, which takes into account, along with other valuation methods generally used on the market, the valuing criteria contained in article 7.3 of the Royal Decree 1197/1997, relative to the regime of public take over bids. This report is incorporated as an annex to the explanatory booklet of this Bid, likewise having been presented to the SEC today.

(iv) Whereby this Bid will allow all the shareholders and bondholders in TELE PIZZA who wish to obtain stock exchange liquidity for their shares and bonds which will conclude once they have been excluded from trading.

(v) Whereby the price of 3.21 euros per share, as well as the price of 32.80 euros per convertible bond plus the accrued interest borne from the last payment of interest to the date of contracting of the operation, have been considered to be reasonable in accordance with the valuation report referred to in heading (iii) above.

(vi) Whereby, as a result of all the above, this Bid formulated by the Bidding Company will satisfy, once it has been approved and liquidated, the same purposes as a public take over bid by exclusion from trading that might have been formulated by the Affected Company itself.

In Madrid, on the 28th of December 2006.

For FOODCO PASTRIES SPAIN, S.L.

-- ---

Signed: Enrique Carrerero Gil de Biedma Signed: Alejandro Ortiz Vaamonde

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Attn. Mr. Antonio Mas Sirvent
Manager of Secondary Markets
Marqués de Villamagna, 3 (Torre Serrano)
28001 MADRID

REF.: COMMUNICATION OF RELEVANT FACT

In Madrid, on the 11th of January 2007

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, pertaining to the Stock Market, this document communicates the following relevant fact for its incorporation onto the public registers of this Stock Exchange Commission:

Second Period of Conversion and Redemption of the Convertible and/or Exchangeable Bonds.

It is made public that between the 1st and the 28th of February 2007 (including both these dates), the Second Period of Conversion of the Convertible Bonds corresponding to the "First Issue of Bonds that are Convertible and/or Exchangeable into shares in Tele Pizza, 2004" will take place, during which the bondholders who wish to do so may request the conversion and/or exchange of their bonds, all of this under the terms established in the conditions set forth for the referred to issue.

Also in accordance with the conditions of the issue and with that set forth in article 306 of the Corporations Act, TELE PIZZA, S.A. has decided to exercise its right to redeem the convertible bonds, by way of their depreciation and advance payment. Consequently, the bonds that remain in circulation at the end of the Second Period of Conversion will be the object of depreciation, by way of the payment of the nominal value of the bonds (14,00 Euros) to the holders, without any premiums or advantages being established, and for the accrued interest corresponding to the interest period in course that could have been borne until the date of the advance depreciation, which for this purpose has been fixed on the 25th of April, 2007. The exercising of this referred to right of redemption will likewise be made public by way of the insertion of the corresponding announcement in the Official Stock Exchange Bulletin.

Finally and as a result of the communication of the relevant fact on the 28th of December 2006, the company FOODCO PASTRIES SPAIN, S.L.U. has presented before the SEC a Public Take Over Bid for shares and convertible bonds in TELE PIZZA, S.A., for exclusion from trading on the Stock Exchange, which includes all the shares and convertible bonds in this Company currently in circulation, at the price of 3.21 Euros per share and 32.80 Euros per convertible bond, plus the accrued interest corresponding to the bonds borne to the date of the contracting and publication of the result of the Bid. On this point and in all cases subject to the authorisation of the Public Take Over Bid by the SEC, it is recorded that this will not include those shares that might correspond as a result of the conversion and/or exchange of the convertible bonds during the Second Period of Conversion, therefore as a result of this those bondholders who wish in due course to accept the Public Take Over Bid will necessarily have to do so with respect the bonds they hold.

Yours faithfully,

Mr. Javier Gaspar Pardo de Andrade
Legal Advisor for TELE PIZZA, S.A.

telepizza®

Avenida Isla Graciosa 7
Parque empresarial La Marina
San Sebastián de los Reyes
28700 Madrid
T+34 91 657 6200

Telepizza S.A. Inscrita en el
Registro Mercantil de Madrid,
inscripción 1ª, hoja nº 81.671-2,
folio 9, tomo 8.688 de la sección
3ª del libro de sociedades.
CIF A-78849676

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Attn. Mr. Antonio Mas Sirvent
Manager of Secondary Markets
Marqués de Villamagna, 3 (Torre Serrano)
28001 MADRID

REF.: COMMUNICATION OF RELEVANT FACT

In Madrid, on the 16th of January 2007

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, pertaining to the Stock Market, this document communicates the following relevant fact for its incorporation onto the public registers of this Stock Exchange Commission:

The Holding of a Promissory Contract of Sale for commercial premises.

In accordance with the points already communicated by Foodco Pastries Spain, S.L.U. and by Medimosal, S.L.U in their Explanatory Booklet for the Public Takeover Bid for Shares in Tele Pizza, S.A., dated the 10th of April 2006, it is made public that Tele Pizza, S.A. and two of its subsidiary companies (as future sales companies) have signed with the company Ataulfo Investment, S..L. (as future purchaser) a Promissory Contract of Sale for thirty commercial premises belonging to the aforementioned company; this sale is laid out within a "*sale and lease-back*" operation that involves the sale and subsequent leasing (Tele Pizza, S.A. or its subsidiaries becoming leaseholders) of the aforementioned commercial premises, which will continue operating as pizza parlours under the brand name of "telepizza". This Promissory Contract of Sale foresees that the final sale of these premises will take place between the 8th and the 15th of February 2007, at a total price of 41,500,000. - Euros plus V.A.T.

Yours faithfully,

Javier Gaspar Pardo de Andrade
Legal Advisor for TELE PIZZA, S.A.

CNMV
COMISIÓN NACIONAL DEL MERCADO DE VALORES

AUTHORISATION OF THE TAKE OVER BID BY FOODCO PASTRIES SPAIN, S.L.U. FOR THE SHARES AND CONVERTIBLES BONDS IN TELE PIZZA, S.A. DUE TO APPLICATION FOR EXCLUSION

Tuesday, the 30th of January 2007-01-31

The Board of the Stock Exchange Commission, at its meeting held on the 30th of January, has adopted the following agreement:

"I. To authorise the public take over bid formalised before this National Commission by Foodco Pastries Spain, S.L.U. on the 28th of December 2006, for 26,162,728 shares representative 9,87% of the share capital and 86,557 convertible bonds representing 69.08% of the bonds in circulation, in the company Tele Pizza, S.A. admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and integrated onto the Electronic Stock Market System for Bonds and to expressly authorise the price offered of 3.21 euros per share and 32.80 euros per convertible bond plus the accrued interest borne until the last payment of interest prior to the contracting date of the operation, which rises to 0.31 euros per bond as a maximum, and the final amount of which will be fixed on the aforementioned date, as it is understood that its terms will be adjusted to the regulations in force and to consider the contents of the explanatory booklet presented after the modifications had been inserted on the 17th of January 2007, to be sufficient.

II. To exclude from trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Electronic Stock Market System respectively, the shares and the convertible bonds in the company Tele Pizza, S.A. on the request of the aforementioned issuing body presented on the 28th of December 2006. The exclusion will be come into force when the public bid referred to under the previous heading has been settled."